UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2009

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Notice Regarding Capital and Business Alliance Agreement Between NTT Data and XNET Corporation, and Commencement of Tender Offer by NTT DATA for Shares of XNET Corporation

On January 13, 2009, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice regarding the conclusion of a capital and business alliance agreement between NTT DATA CORPORATION (“NTT DATA”) and XNET Corporation, and the commencement of tender offer by NTT DATA for the shares of XNET Corporation. NTT DATA is a subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

	By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: January 9, 2009

January 13, 2009

Company Name:	Nippon Telegraph and Telephone Corporation
Representative:	Satoshi Miura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and Fukuoka and Sapporo Stock Exchanges)

Notice Regarding Capital and Business Alliance Agreement Between NTT DATA and XNET

Corporation, and Commencement of Tender Offer by NTT DATA for Shares of XNET Corporation

NTT DATA CORPORATION (“NTT DATA”), one of Nippon Telegraph and Telephone Corporation’s main subsidiaries, announced that it resolved in a meeting of the board of directors held today to enter into a capital and business alliance agreement with XNET Corporation (Code No.: 4762) and to acquire the shares of XNET Corporation through a tender offer as described below.

For further information, please contact:
(Mr.) Anzai or (Mr.) Araki
Investor Relations Office,
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
TEL:	+81-3-5205-5581
FAX:	+81-3-5205-5589

January 13, 2009

Company Name:	NTT DATA CORPORATION
Representative:	Toru Yamashita
Representative Director and President (Code Number: 9613, The first section of the Tokyo Stock Exchange)
Contact Information:	Takashi Kanae, Senior Manager, Investor Relations Office
(Telephone Number: +81-3-5546 9962)

Re: Notice Regarding Capital and Business Alliance Agreement with XNET

Corporation and Commencement of Tender Offer

for Shares of XNET Corporation

NTT DATA CORPORATION (the “Company” or the “Tender Offeror”) hereby announces that it resolved in a meeting of the board of directors held today to enter into a capital and business alliance agreement (the “Capital and Business Alliance Agreement”; the capital and business alliance pursuant to the Capital and Business Alliance Agreement shall be hereinafter referred to as the “Capital and Business Alliance”) with XNET Corporation (Code Number: 4762; “XNET”) and to acquire the shares of XNET through a tender offer (the “Tender Offer”) as described below.

1.	Purpose of Tender Offer

(1)	Outline of Tender Offer

With respect to XNET, which is listed on the First Section of the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”), the Company hereby launches the Tender Offer with the aim of obtaining 21,067 issued common shares of XNET (the “XNET Shares”) which is equivalent to 51.00% of 41,308 shares, the total number of issued shares of XNET as of September 30, 2008, for the purpose of making XNET a consolidated subsidiary of the Company. In addition, XNET resolved in a meeting of its board of directors held today to express its support of the Tender Offer.

The Company has been pursuing its goal of being a “Leading-edge Innovator,” doing so by shifting focus from quantity (sales) to quality (business methods/ value-creating businesses) in order to become the corporate group that is NO.1 in customer satisfaction. To that end, under our Medium-term Management Policy we have promoted on innovation in sales and marketing processes, innovation in development processes, the promotion of efficient group management, the improvement of the business portfolio, emphasis on growth engines, and human resources development.

XNET, on the other hand, is a major business service provider in the field of solutions for the capital markets, offering, mainly to institutional investors, its services known as the XNET Services which include (i) middle-office operations (portfolio management) for asset management, (ii) back-office operations such as accounting journal entry, cash flow and spot trading management, and (iii) front-office operations such as supporting institutional investors trading operations, placing orders between investors and securities companies, and exchanging data concerning trading volumes. XNET has been steadily expanding its sales since its establishment in 1991. The total assets, sales and current net income of XNET as of the fiscal year ending in March 31, 2008 are 5 billion yen, 2.96 billion yen and 0.31 billion yen, respectively, and XNET has maintained a no-debt policy, with its capital adequacy ratio at 90% or more since its establishment. However, XNET recognizes that expanding the contents of solutions and a new customer base, and securing human resources accompanied by such expansion are the business management challenges that XNET faces for its further expansion in the future. In that context, XNET has been seeking a business partnership with a corporation which (i) XNET will be able to continuously provide its services along with, and (ii) is expected to create business synergies that would maximize the corporate value of XNET.

The Company believes that multiple synergies would be achieved by the Company and XNET by their mutual utilization and integration of the valuable brands as well as the advanced technology, customer goodwill and actual achievements. It is assumed at present that three (3) types of synergies will be achieved: (i) enhancement of the product line, including front-office, middle-office and back-office operations and services for the capital markets by integration of XNET’s and the Company’s solution services for the capital markets , (ii) mutual development of the customer segments by the Company with its a solid customer base in mission-critical systems and network systems, and by XNET with its a large share of the customers for the capital markets and information systems, and (iii) creation of new services with high added value generated by the sharing of the human resources of XNET, which possesses the know-how on services for the capital markets, and the human resources of the Company, which possesses strengths in the infrastructure building of integration systems. The Company and XNET entered into the Capital and Business Alliance Agreement on January 13, 2009, reaching an agreement that both companies may improve their corporate value as a result of the aforementioned synergies.

After the completion of the Tender Offer, the Company and XNET will, for the purpose of maximizing their mutual business synergies, jointly consider and consult on the details of the Capital and Business Alliance, focusing on the measures set forth below, and make efforts to realize the plans therein:

(i) Establishment in the Company of XNET’s solution sales structure and the appointment of a person in charge of business cooperation for the purpose of promoting business cooperation between the Company, the Company’s group and the solution providers who hold a close relationship with the Company and XNET;

(ii) Sharing of human resources between the Company and XNET, including secondment of the Company’s personnel in management and systems engineering, to XNET;

(iii) Mutual support with respect to sales measures such as the introduction by the Company of XNET’s solution services;

(iv) Technical cooperation and exchange of information with respect to trends in advanced IT information; and

(v) Consultation on matters concerning the business operations of XNET.

In the event that the Tender Offer is completed, the Company will work toward the improvement of the corporate value of the Company and XNET by (i) participating in the business management of XNET through the secondment of its directors to XNET (the Company is scheduled to second its directors and auditors at the ordinary general meeting of the shareholders of XNET to be held in June 2009 (the “Next Ordinary General Meeting of Shareholders”)), and (ii) aiming towards the prompt execution of the aforementioned measures and the early realization of the accompanying synergies. Specifically, the Company and XNET have agreed that XNET will present at the Next Ordinary General Meeting of Shareholders (i) the agenda relating to the election of directors consisting of nine (9) candidates, including five (5) candidates separately designated by the Company; and (ii) the agenda relating to the election of statutory auditors, including one (1) candidate separately designated by the Company.

(2)	Outline of Terms and Conditions of the Tender Offer

As aforementioned, the aim of the Tender Offer is to obtain 51.00% of the aggregate number of issued shares of XNET. Therefore, the Company has set the maximum and minimum numbers of shares to be purchased through the Tender Offer (both at 21,067 shares).

The Company determined that it would set the purchase price of the Tender Offer (the “Tender Offer Price”) at 173,100 yen per share, comprehensively taking into consideration: (i) the appraisal results of the share price of the XNET Shares presented by Daiwa Securities SMBC Co., Ltd. (“Daiwa Securities SMBC”), a financial advisor of the Company; (ii) trends in the market price of the XNET Shares; (iii) standards in regard to premiums on the market price of shares in past tender offers (excluding the buy-back of shares through tender offers conducted by companies); (iv) whether or not XNET would support the Tender Offer; (v) the results of the business, legal, accounting and tax due diligence on XNET; (vi) the forecast of the result of the Tender Offer; and (vii) the result of discussions and negotiations with XNET and Mr. Seiji Yoshikawa and Mr. Hisakazu Watanabe, major shareholders of XNET, who each own 7,453 of the XNET Shares (which number is equivalent to 18.04% of the total number of issued shares of XNET, making the total percentage of XNET Shares held by Mr. Yoshikawa and Mr. Watanabe equal to 36.09%).

The Tender Offer Price is equivalent to (a) the sum of (i) 86,220 yen, being the simple average of the closing prices of the XNET Shares as quoted on the First Section of the Tokyo Stock Exchange during the past three–month period up to and including January 9, 2009 (rounded to the nearest yen), and (ii) a premium of 100.77% over such amount (rounded to the nearest two decimal places), or (b) the sum of (i) 95,200 yen, being the closing price of the XNET Shares, as quoted on the First Section of the Tokyo Stock Exchange on January 9, 2009, and (ii) a premium of 81.83% over such amount (rounded to the nearest two decimal places). In this manner, the Tender Offer provides the shareholders of XNET with opportunities to sell their common shares in XNET at a more favorable price than the recent market price.

(3)	Agreements, etc. concerning Tender Offer

The board of directors of XNET resolved on January 13, 2009 to support the Tender Offer, after (i) taking into account the purchase price and other terms and conditions of the Tender Offer, and the synergies arising between the Company and XNET, and (ii) determining that the Tender Offer will contribute to the greater profit of XNET and its shareholders.

In addition, with respect to the Tender Offer, the Company has obtained the respective consents of Mr. Seiji Yoshikawa and Mr. Hisakazu Watanabe, who are major shareholders of XNET, (i) to, in principle, tender in the Tender Offer with respect to all 7,453 shares of the XNET Shares owned by each of them (which number is equivalent to 18.04% of the aggregate number of issued shares of XNET, making the total percentage of XNET Shares held by Mr. Yoshikawa and Mr. Watanabe equal to 36.09%), and (ii) to obtain the prior consent of the Company in the case that they will dispose of their XNET Shares except for the case where they will dispose of the XNET Shares (a) through the Tender Offer or (b) on the market after the completion of the Tender Offer (excluding ToSTNET transactions on the Tokyo Stock Exchange) (the “Offering Agreement”).

(4)	Possibility of Delisting due to Tender Offer and Reasons therefor

The maximum number of shares to be purchased through the Tender Offer is set at 21,067 shares (51.00% of the aggregate number of issued shares of XNET, and 51.00% of the voting rights), and the delisting of the XNET Shares is not intended in the Tender Offer. Rather, the Company intends to maintain the listing of the XNET Shares after the completion of the Tender Offer.

2.	Outline of Tender Offer

(1)	Outline of XNET

(i) Corporate Name	XNET Corporation

(ii) Content of Business	XNET Services and sales of equipment

(iii) Date of Establishment	June 3, 1991

(iv) Address of Head Office	Sumitomo Fudosan Yotsuya Building 4F, 13-4, Araki-cho, Shinjuku-ku, Tokyo, Japan

(v) Title and Name of Representative	Kunio Suzuki, Representative Director and President

(vi) Capital (as of September 30, 2008)	783,200,000 yen

(vii) Major Shareholders and Their Ownership Percentages (as of September 30, 2008)	Seiji Yoshikawa Hisakazu Watanabe Shinichi Kobayashi SORUN CORPORATION Shinji Ishikawa Kunio Suzuki Japan Trustee Services Bank, Ltd. Takehiko Motani Yosuke Sakamoto Japan Trustee Services Bank, Ltd.	18.04% 18.04% 9.11% 7.71% 2.21% 1.63% 1.43% 1.25% 1.11% 1.00%

(viii) Relationship between the Company and XNET	Capital Relationship	None
	Personnel Relationship	None
	Business Relationship	None
	Applicability to a Related Party	None

(2)	Tender Offer Period

a.	Tender Offer Period for the filing of the Registration Statement

From January 14, 2009 (Wednesday) through March 2, 2009 (Monday) (33 business days in Japan)

b.	Possible extension of the Tender Offer Period at XNET’s request

None.

(3)	Purchase Price of the Tender Offer

173,100 yen per share

(4)	Calculation Basis of the Purchase Price of the Tender Offer

a.	Basis of Calculation

In determining the Tender Offer Price, the Company requested Daiwa Securities SMBC, the Company’s financial advisor, to calculate the value of the XNET Shares as a reference for determining the Tender Offer Price, and received a share value appraisal report (the “Share Value Appraisal Report”) from Daiwa Securities SMBC on January 9, 2009.

Daiwa Securities SMBC took into consideration trends in the market price of the XNET Shares, the financial condition of XNET, and the Company’s forecast on the synergy effects to be achieved with XNET, and calculated the value of the XNET Shares by using each of the market price method, the comparable peer company method, and the discounted cash flow method (the “DCF method”). The range of the value per XNET Share calculated by each of the above methods are as follows:

Market Price Method	79,654 yen to 92,320 yen

Under the market price method, the value per XNET Share is calculated based on the volume-weighted average share price of XNET Shares for respective periods of one (1) month, from December 10, 2008 to January 9, 2009, three (3) months, from October 10, 2008 to January 9, 2009, and six (6) months, from July 10, 2008 to January 9, 2009.

Comparable Peer Company Method	134,200 yen to 151,016 yen

Under the comparable peer company method, the value per XNET Share is calculated by selecting several listed companies with similar businesses, markets, scale, characteristics, profitability and safety levels to XNET, and analyzing the share value by using the index which is the ratio, calculated for each company, of the business asset value to the financial data.

DCF Method	201,731 yen to 218,384 yen

Under the DCF method, the value per XNET Share is calculated by analyzing share values by discounting XNET’s expected future cash flow based on its business plan back to XNET’s present value, using an appropriate discounting rate (expected profit rate) that is commensurate with business risk and financial risk.

The Company determined that it would set the Tender Offer Price at 173,100 yen per share, comprehensively taking into consideration: (i) the outcomes of the above calculations with a weight on the outcome of the DCF method, which reflects XNET’s future profitability; (ii) trends in the market price of the XNET Shares; (iii) standards in regard to premiums on the market price of shares in past tender offers (excluding the buy-back of shares through tender offers conducted by companies); (iv) whether or not XNET would support the Tender Offer; (v) the results of the business, legal, accounting and tax due diligence on XNET; (vi) the forecast of the result of the Tender Offer; and (vii) the result of the discussions and negotiations with XNET and Mr. Seiji Yoshikawa and Mr. Hisakazu Watanabe, major shareholders of XNET.

The Tender Offer Price is equivalent to (a) the sum of (i) 86,220 yen, being the simple average of the closing prices of the XNET Shares, as quoted on the First Section of the Tokyo Stock Exchange during the past three–month period up to and including January 9, 2009 (rounded to the nearest yen), and (ii) a premium of 100.77% over such amount (rounded to the nearest two decimal places), or (b) the sum of (i) 95,200 yen, being the closing price of the XNET Shares, as quoted on the First Section of the Tokyo Stock Exchange on January 9, 2009, and (ii) a premium of 81.83% over such amount (rounded to the nearest two decimal places).

b.	Method of Calculation

The Company and XNET started considering in detail the possibility of a business alliance as early as July 2008, and have continued such discussions and considerations since. As a result of such discussions and considerations, the Company and XNET agreed that multiple synergies would be achieved by their mutual utilization and integration of their valuable brands, advanced technology, good will from customers, and actual achievements, and that, therefore, the corporate value of both companies would be improved.

In considering this alliance with XNET, the Company appointed Daiwa Securities SMBC as its financial advisor in early August 2008, and requested the calculation of the value of the XNET Shares in mid December 2008. As mentioned above, the Company received the Share Value Appraisal Report from Daiwa Securities SMBC on January 9, 2009.

Daiwa Securities SMBC took into consideration trends in the market price of the XNET Shares, the financial condition of XNET, and the Company’s forecast on the synergy effects to be achieved with XNET, and calculated the value of the XNET Shares by using each of the market price method, the comparable peer company method, and the DCF method. The ranges of the value per XNET Share calculated by each of the above methods are as follows:

Market Price Method	79,654 yen to 92,320 yen

Comparable Peer Company Method	134,200 yen to 151,016 yen

DCF Method	201,731 yen to 218,384 yen

In addition, the Company conducted business, legal, accounting and tax due diligence on XNET.

After conducting the aforementioned process, the Company resolved at the meeting of the board of directors held on January 13, 2009 to launch the Tender Offer at the Tender Offer Price of 173,100 yen per share, and simultaneously entered into the Capital and Business Alliance Agreement with XNET, comprehensively taking into consideration: (i) the contents of the Share Value Appraisal Report; (ii) trends in the market price of the XNET Shares; (iii) standards in regard to premiums on the market price of shares in past tender offers (excluding the buy-back of shares through tender offers conducted by companies); (iv) whether or not XNET would support the Tender Offer; (v) the results of the business, legal, accounting and tax due diligence on XNET; (vi) the forecast of the result of the Tender Offer; and (vii) the result of the discussions and negotiations with XNET and Mr. Seiji Yoshikawa and Mr. Hisakazu Watanabe, major shareholders of XNET.

XNET resolved to support the Tender Offer at the meeting of its board of directors held on January 13, 2009, upon careful consideration after obtaining a share value appraisal report concerning the XNET Shares from RECOF Corporation, its financial advisor.

In addition, on January 13, 2009, the Company obtained respective consents from Mr. Seiji Yoshikawa and Mr. Hisakazu Watanabe, major shareholders of XNET, to sell all 7,453 shares of the XNET Shares owned by each of them (which number is equivalent to 18.04% of the aggregate number of issued shares of XNET, making the total percentage of the XNET Shares held by Mr. Yoshikawa and Mr. Watanabe equal to 36.09%) through the Trender Offer.

c.	Relationship with the Valuation Agency

Daiwa Securities SMBC is not a related party of the Company.

(5)	Number of Shares to be Purchased through the Tender Offer

Class of Shares	(i) Expected Number of Shares to be Purchased	(ii) Minimum Number of Shares to be Purchased	(iii) Maximum Number of Shares to be Purchased
Shares	21,067 shares	21,067 shares	21,067 shares
Stock Acquisition Rights	- shares	- shares	- shares
Bond with Stock Acquisition Rights	- shares	- shares	- shares
Trust Beneficiary for Shares	- shares	- shares	- shares
Depository Receipts for Shares	- shares	- shares	- shares
Total	21,067 shares	21,067 shares	21,067 shares

(Note 1)	If the total number of shares sold upon the Tender Offer (the “Tendered Shares”) is less than “Minimum Number of Shares to be Purchased” (21,067 shares), the Company will not purchase any of the Tendered Shares.

(Note 2)	If the total number of Tendered Shares exceeds the “Maximum Number of Shares to be Purchased” (21,067 shares), the Company will not purchase such excess shares, and will deliver or make other settlements concerning the purchase of the shares by the pro rata method provided for in Article 27-13, Paragraph 5 of the Financial Instruments and Exchange Law (Law No. 25 of 1948, as amended; the “Law”) and Article 32 of the Cabinet Office Ordinance on Disclosure of Tender Offers for Shares Conducted by Non-issuers (Ministry of Finance Japan Ordinance No. 38 of 1990, as amended; the “Ordinance”).

(6)	Change of Ownership Percentage of Shares through the Tender Offer

Number of Voting Rights relating to Shares Owned by the Tender Offeror before the Tender Offer	-	(Ownership Percentage of Shares Before the Tender Offer: -)

Number of Voting Rights relating to Shares Owned by Special Affiliates Before the Tender Offer	-	(Ownership Percentage of Shares Before the Tender Offer:-%)

Number of Voting Rights relating to Shares to be Purchased	21,067	(Ownership Percentage of Shares After the Tender Offer: 51.00%)

Number of Voting Rights of All the Shareholders of XNET	41,308

(Note 1)	The “Number of Voting Rights relating to Shares to be Purchased” represents the number of voting rights relating to the expected number of shares to be purchased through the Tender Offer (21,067 shares).

(Note 2)	The “Number of Voting Rights of All the Shareholders of XNET” represents the number of voting rights of all the shareholders as of September 30, 2008, shown in the second quarter report in the XNET’s 18th business year submitted by XNET on November 14, 2008.

(Note 3)	The “Ownership Percentage of Shares Before the Tender Offer” and “Ownership Percentage of Shares After the Tender Offer” are rounded to the nearest two decimal points.

(7)	Aggregate Purchase Price

•	million yen (scheduled)

(8)	Method of Settlement

a.	Name and Address of Principal Office of Financial Instruments Business Firms and Banks, etc. in Charge of Settlement Regarding the Purchase

Daiwa Securities SMBC Co., Ltd.

9-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo

Daiwa Securities Co., Ltd.

9-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo

b.	Commencement Date of Settlement

Monday, March 9, 2009

c.	Method of Settlement

A notice of purchase will be mailed to the address or location of parties who have accepted the offer to purchase, or offered to sell their shares through the Tender Offer (the “Tendering Shareholders”) (or to the address of the standing proxies in the case of non-Japanese shareholders) without delay after the expiration of the Tender Offer Period.

Payment of the purchase price will be made in cash. The tender offer agent or the sub-agent will, in accordance with the instructions of the Tendering Shareholders, pay such purchase price at any head office or any branch of the tender offer agent or sub-agent that accepted the Tender Offer application without delay after the commencement date of the settlement.

d.	Method of Returning Shares

In the event that the shares are not purchased under the terms mentioned in “b. Conditions of Withdrawal, etc. of Tender Offer, Details thereof and Method of Disclosure of Withdrawal, etc.” in “(9) Other Conditions and Methods of Purchase, etc.”, those shares which need to be returned shall be returned by reverting the Tendering Shareholder’s account opened at the tender offer agent or the sub-agent to its original state as of the application without delay on or after the date which is two (2) business days following the last day of the Tender Offer Period (or on the date of withdrawal in the event that the Tender Offer is withdrawn).

(9)	Other Conditions and Methods of Purchase, etc.

a.	Conditions set forth in each Item of Article 27-13, Paragraph 4 of the Law

If the total number of Tendered Shares is less than the Minimum Number of Shares to be Purchased (21,067 shares), the Company will not purchase any of the Tendered Shares. If the total number of Tendered Shares exceeds the Maximum Number of Shares to be Purchased (21,067 shares), the Company will not purchase such excess shares, and will deliver or make other settlements concerning the purchase of the shares by the pro rata method provided for in Article 27-13, Paragraph 5 of the Law and Article 32 of the Ordinance.

If the total of the number of shares to be purchased from each Tendering Shareholder, which will be calculated by rounding off the number of shares less than one (1) share resulting from the pro rata method, is less than the Maximum Number of Shares to be Purchased, one (1) additional share of the Tendered Shares shall be purchased from each of the Tendering Shareholders, starting with the Tendering Shareholder with the largest disregarded fraction of shares, until the Maximum Number of Shares to be Purchased is reached; provided, however, that if, as a result of such additional purchases of the Tendered Shares from all Tendering Shareholders with the same number of disregarded fraction of shares, the total number of shares exceeds the Maximum Number of Shares to be Purchased, the shareholder whose shares are to be purchased shall be determined by a lottery among such Tendering Shareholders, to the extent that the total number of such Tendered Shares does not fall below the Maximum Number of Shares to be Purchased.

If the total of the number of shares to be purchased from each Tendering Shareholder, which will be calculated by rounding off the number of shares less than one (1) share resulting from the pro rata method, exceeds the Maximum Number of Shares to be Purchased, one (1) share shall be reduced from the number of shares to be purchased from each Tendering Shareholder, starting with the Tendering Shareholder with the largest fraction of shares having been rounded up, to the extent the total does not fall below the Maximum Number of Shares to be Purchased; provided, however, that if, by reducing the number of shares to be purchased from the Tendered Shares of all the Tendering Shareholders with the same number of fraction shares rounded up, the total number of shares is less than the Maximum Number of Shares to be Purchased, the shareholder whose shares to be purchased will be reduced, shall be determined by a lottery among such Tendering Shareholders, to the extent that the total number of such Tendered Shares does not fall below the Maximum Number of Shares to be Purchased.

b.	Conditions for Withdrawal, etc. of Tender Offer, Details thereof and Method of Disclosure of Withdrawal, etc.

The Company may withdraw the Tender Offer upon the occurrence of any event listed in Article 14, Paragraph 1, Item 1.1 through 1.9 and 1.12 through 1.18; Item 2; Item 3.1 through 3.8; and Article 14, Paragraph 2, Item 3 through 6 of the Enforcement Order of the Financial Instruments and Exchange Law (Government Ordinance No. 321 of 1965, as amended; hereinafter referred to as the “Enforcement Order”).

In the event that the Company plans to withdraw the Tender Offer, the Company must give public notice electronically, and then post a notice in the Nihon Keizai Shimbun that such public notice has been given; provided, however, that, if the Company is unable to give such public notice by the last day of the Tender Offer Period, the Company shall make a public announcement in accordance with the procedures prescribed in Article 20 of the Ordinance and give the public notice immediately thereafter.

c.	Conditions for Reduction of Purchase Price, Details thereof and Method of Disclosure of Reduction

In the event that XNET conducts any of the acts prescribed in Article 13, Paragraph 1 of the Enforcement Order, in accordance with Article 27-6, Paragraph 1, Item 1 of the Law, the Tender Offer Price may be reduced in accordance with the criteria set forth in Article 19, Paragraph 1 of the Ordinance.

In the event that the Company plans to reduce the Tender Offer Price, the Company must give public notice electronically, and then post a notice in the Nihon Keizai Shimbun that such public notice has been given; provided, however, that, if the Company is unable to give such public notice by the last day of the Tender Offer Period, the Company shall make a public announcement in accordance with the procedures prescribed in Article 20 of the Ordinance and give the public notice immediately thereafter. If any reduction of the Tender Offer Price is made, purchase of the Tendered Shares tendered before the date of such public notice will also be made in accordance with the changed terms and conditions of the Tender Offer.

d.	Matters Concerning Tendering Shareholders’ Right of Cancellation of Agreements

Any Tendering Shareholders may cancel any agreement relating to the Tender Offer at any time during the Tender Offer Period. The Tendering Shareholders who wish to cancel their agreement must deliver, or send by mail, a receipt of application for the Tender Offer as well as a cancellation notice stating that such tendering shareholder cancels his/her agreement (the “Cancellation Notice”), to any head office or any Japanese branch of the tender offer agent that accepted applications for the Tender Offer (or of the sub-agent, in case that an application for the Tender Offer is accepted through it) by no later than 4:00 p.m. of the last day of the Tender Offer Period. Please note that the Cancellation Notice, if sent by mail, must be received by no later than 4:00 p.m. of the last day of the Tender Offer Period.

No compensation for damages or any penalty payment as a result of a cancellation of agreements by the Tendering Shareholders will be demanded of any Tendering Shareholders by the Company. The cost of returning the Tendered Shares will be borne by the Company. If the Tendering Shareholders request the cancellation of their agreement, the Tendered Shares will be promptly returned in the way prescribed in “d. Method of Returning Shares” in “(8) Method of Settlement” above, after the completion of the procedures related thereto.

e.	Method of Disclosure if Terms and Conditions of Tender Offer are Changed

The Company may change the terms and conditions of the Tender Offer, except as prohibited by Article 27-6, Paragraph 1 of the Law.

In the event that the Company plans to change the terms and conditions of the Tender Offer, the Company must give public notice electronically, providing the details of such change and then post a notice in the Nihon Keizai Shimbun that such public notice has been given; provided, however, that, if the Company is unable to give such public notice by the last day of the Tender Offer Period, the Company shall make a public announcement in accordance with the procedures prescribed in Article 20 of the Ordinance and give the public notice immediately thereafter. The changed terms and conditions of the Tender Offer shall also be applicable to the purchase, etc. of the Tendered Shares already tendered before the date of such public notice.

f.	Method of Disclosure if Amendment to Registration Statement is Filed

If the Company files an Amendment to the Registration Statement with the Director-General of the Kanto Local Finance Bureau, the Company will immediately make public those parts of such Amendment that relate to the contents of the Public Notice of the Commencement of the Tender Offer in the way prescribed in Article 20 of the Ordinance. At the same time, the Company will immediately amend the Tender Offer Explanatory Statement and deliver the amended Tender Offer Explanatory Statement to the Tendering Shareholders who have already received the original Tender Offer Explanatory Statement. However, if the scope of such amendment is limited to a small portion of the Tender Offer Explanatory Statement, the Company will make the amendment by the way of preparing and delivering to the Tendering Shareholders a written document describing the reasons for such amendment, the matters amended and containing a description of such amended matters.

g.	Method of Disclosure of Results of the Tender Offer

The results of the Tender Offer will be publicly announced in the way prescribed in Article 9-4 of the Enforcement Order and in Article 30-2 of the Ordinance on the day immediately following the last day of the Tender Offer Period.

h.	Others

The Tender Offer will not, directly or indirectly, be carried out in or for the United States, nor will it be conducted using the U.S. postal service or other methods of interstate commerce or international commerce (including, but not limited to, facsimile, e-mail, internet communication, telex and telephone), or through stock exchange facilities in the United States. No application for the Tender Offer by the aforementioned methods, through the aforementioned stock exchange facilities, or from the United States, is permitted.

The Tender Offer Registration Statement or any related documents are not to be sent or distributed by mail or by other methods, in, to or from the United States, and such mail or distribution is not authorized. No application for the Tender Offer that directly or indirectly breaches the aforementioned restrictions shall be accepted.

Non-Japanese shareholders that apply for the Tender Offer through standing agents in Japan may be requested to represent or warrant the following items:

-	The tendering non-Japanese shareholder has not sent or received and will not send or receive any information or documents related to the Tender Offer in, to or from the United States.

-	With respect to the Tender Offer, or signature or delivery of the application receipt, the tendering non-Japanese shareholder will not use, directly or indirectly, the U.S. postal services, or other methods of interstate commerce or international commerce (including, but not limited to, facsimile, e-mail, internet communication, telex and telephone), or stock exchange facilities in the United States.

-	The tendering non-Japanese shareholder is not acting as an agent, or a fiduciary or a trustee of a principal in the United States without discretion (except for the case where the principal gives all instructions related to the Tender Offer from outside of the United States).

(10)	Date of the Public Notice of the Commencement of the Tender Offer

January 14, 2009 (Wednesday)

(11)	Tender Offer Agent

Daiwa Securities SMBC Co., Ltd.

Daiwa Securities Co., Ltd. (sub-agent)

3.	Policy After the Tender Offer and Forecast for the Future

(1)	Policy After the Tender Offer

Please see “1. Purpose of Tender Offer” with respect to the policy after the Tender Offer.

(2)	Forecast of the Effect on Future Business Performance

The effect on the Company’s consolidated business performance and non-consolidated business performance is now being reviewed. If there are any necessary revisions of the forecasts of business performance or matters to be announced, the Company will promptly announce them in accordance with the rules of timely disclosure of the stock exchange.

4.	Others

(1)	Agreements between the Company and XNET or its Directors/Officers, and the Details Thereof

The Company and XNET entered into the Capital and Business Alliance Agreement on January 13, 2009 as set forth below, upon reaching an agreement that multiple synergies would be achieved by the Company and XNET by their mutual utilization and integration of their valuable brands as well as their advanced technology, customer goodwill and actual achievements, and that both companies may improve their corporate value as a result of the aforementioned synergy effects.

The outline of the Capital and Business Alliance Agreement is as follows:

a.	The Company will commence the Tender Offer subject to the condition that XNET will hold a board of directors meeting to resolve to support the Tender Offer and that the resolution will be announced publicly and maintained.

b.	The Company and XNET will, for the purpose of maximizing their mutual business synergies, promote the Capital and Business Alliance, focusing on measures such as (i) establishment in the Company of XNET’s solution sales structure and the appointment of a person in charge of business cooperation for the purpose of promoting business cooperation between the Company, the Company’s group and the solution providers who hold a close relationship with the Company and XNET; (ii) sharing of human resources between the Company and XNET, including secondment of the Company’s personnel in management and systems engineering to XNET; (iii) mutual support with respect to sales measures such as the introduction by the Company of XNET’s solution services; (iv) technical cooperation and exchange of information with respect to trends in advanced IT information; and (v) consultation on matters concerning the business operations of XNET. The details of the Capital and Business Alliance will be separately consulted on between the Company and XNET.

c.	If there are any material facts concerning XNET as set forth in Article 166, Paragraph 1 of the Law and that are not yet announced as set forth in Article 166, Paragraph 4 of the Law, XNET shall make such announcement as set forth in Paragraph 4 of the same Article no later than at the commencement of the Tender Offer.

d.	After the conclusion of the Tender Offer, XNET will present at the Next Ordinary General Meeting of Shareholders (i) the agenda relating to the election of directors consisting of nine (9) candidates, including five (5) candidates separately designated by the Company; and (ii) the agenda relating to the election of statutory auditors, including one (1) candidate separately designated by the Company. XNET shall make reasonable efforts to have the director candidates and the statutory auditor candidate designated by the Company appointed as the directors and the statutory auditor respectively, and to have the statutory auditor candidate designated by the Company appointed as a full time statutory auditor.

e.	Until the completion of the Next Ordinary General Meeting of Shareholders of XNET, XNET shall continue to operate in the ordinary course of its business and shall perform such business with the due care of a prudent manager. If XNET intends to act in a way that exceeds the scope of its ordinary course of business then XNET shall consult with the Company in good faith prior to performing such act(s).

f.	General representations and warranties by the Company and XNET thereof.

The board of directors of XNET resolved on January 13, 2009 to support the Tender Offer after (i) taking into account the Tender Offer Price and other terms and conditions of the Tender Offer, and the synergy arising between the Company and XNET, and (ii) determining that the Tender Offer would contribute to the greater profit of XNET and consequently of its shareholders.

(2)	Other Information That is Deemed to Be Necessary for Investors in Determining Whether or Not They Should Tender the Shares under the Tender Offer

With respect to the Tender Offer, the Company has obtained the respective consents (i.e., the Offering Agreement) of Mr. Seiji Yoshikawa and Mr. Hisakazu Watanabe, who are major shareholders of XNET, (i) to, in principle, apply for the Tender Offer with respect to all 7,453 shares of the XNET Shares owned by each of them (which number is equivalent to 18.04% of the aggregate number of issued shares of XNET, making the total number of XNET Shares held by Mr. Yoshikawa and Mr. Watanabe equal to 36.09%), and (ii) to obtain the prior consent of the Company in the case that they will dispose of their XNET Shares except for the case where they will dispose of the XNET Shares (a) through the Tender Offer or (b) on the market after the completion of the Tender Offer (excluding ToSTNET transactions on the Tokyo Stock Exchange); provided, however, that the obligation on Mr. Seiji Yoshikawa and Mr. Hisakazu Watanabe to apply for the Tender Offer based on the Offering Agreement is subject to the condition that the resolution to approve the Tender Offer by the meeting of the board of directors of XNET remains in effect.  Additionally, in the event that XNET breaches the obligations set forth in the Capital and Business Alliance Agreement, the Company shall be entitled to request Mr. Seiji Yoshikawa and Mr. Hisakazu Watanabe not to apply for the Tender Offer, or to withdraw their application if they have already applied for the Tender Offer.

[End of Document]

<Disclaimer>

This press release is a translation of the original Japanese language press release relating to a tender offer being conducted in Japan in accordance with Japanese law. The tender offer referred to herein is not being extended to U.S. shareholders of the target company or otherwise in the United States, and tenders will not be valid if made from a U.S. address or through the U.S. mail.